FEDERATED MDT EQUITY TRUST

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

September 1, 2017

Mr. Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

RE: FEDERATED MDT EQUITY TRUST (the “Trust” or “Registrant”)

Federated MDT Large Cap Value Fund (“FMLVF” or the “Fund”)

Response to Additional Comments on

the Fund’s Registration Statement on Form N-1A

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Minore:

The Registrant is filing this correspondence in response to your comments provided orally on September 1, 2017 with respect to the Fund’s Initial Registration Statement and the Fund’s Pre-Effective Amendment No. 1 to its Registration Statement on Form N-1A.

COMMENT 1. Prospectus - How to Purchase Shares – Through a Financial Intermediary

With respect to Comment 6 in the Registrant’s response letter dated August 31, 2017, we request an addition to the proposed disclosure that will direct shareholders to ask their financial intermediary if they are an authorized agent of the Fund.

RESPONSE:

The Registrant will make the following change to the disclosure (addition underlined). Correlating changes will be made under the section “How to Redeem and Exchange Shares.”

“How to Purchase Shares

You may purchase Shares of the Fund any day the NYSE is open. Shares will be purchased at the NAV next calculated after your investment is received by the Fund, or its agent, in proper form.

The Fund reserves the right to reject any request to purchase or exchange Shares. New investors must submit a completed New Account Form. All accounts, including those for which there is no minimum initial investment amount required, are subject to the Fund’s policy on “Accounts with Low Balances” as discussed later in this Prospectus.

THROUGH A FINANCIAL INTERMEDIARY

Establish an account with the financial intermediary; and

Submit your purchase order to the financial intermediary before the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time).

The Fund has authorized certain intermediaries to accept share purchase orders on its behalf. When authorized intermediaries receive an order in proper form, the order is considered as being placed with the Fund, and shares will be bought at the NAV next calculated after such an order is received by the authorized intermediary. If your financial intermediary is not an authorized intermediary, the Fund or its agent must receive the purchase order in proper form from your financial intermediary by the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time) in order for your transaction to be priced at that day’s NAV. In addition, your financial intermediary must forward your payment by the prescribed trade settlement date (typically within one to three business days) to the Fund’s transfer agent, State Street Bank and Trust Company (“Transfer Agent”). You will become the owner of Shares and receive dividends when your payment is received in accordance with these time frames (provided that, if payment is received in the form of a check, the check clears). If your payment is not received in accordance with these time frames, or a check does not clear, your purchase will be canceled and you could be liable for any losses, fees or expenses incurred by the Fund or the Fund’s Transfer Agent.

Financial intermediaries should send payments according to the instructions in the sections “By Wire” or “By Check.”

Financial intermediaries may impose higher or lower minimum investment requirements on their customers than those imposed by the Fund. Keep in mind that financial intermediaries may charge you fees for their services in connection with your Share transactions.

Shareholders are encouraged to ask their financial intermediary if they are an authorized agent for the Fund and about any fees that may be charged by the financial intermediary.

COMMENT 2. Methods the Fund May Use to Meet Redemption Requests

With respect to Comment 13 in the Registrant’s response letter dated August 24, 2017, we request an addition to the proposed disclosure that will provide more detail when the Fund exercises its right to redeem in kind. Specifically, please disclose if redemptions in kind are pro rata slices of portfolio assets, individual securities or representative securities baskets.

RESPONSE:

The Registrant will make the following change to the disclosure (addition underlined):

“The Fund intends to pay Share redemptions in cash. To ensure that the Fund has cash to meet Share redemptions on any day, the Fund typically expects to hold a cash or cash equivalent reserve or sell portfolio securities if consistent with the management of the Fund.

In unusual or stressed circumstances, the Funds may generate cash in the following ways:

•	Inter-fund Borrowing and Lending. The SEC has granted an exemption that permits the Fund and all other funds advised by subsidiaries of Federated Investors, Inc. (“Federated funds”) to lend and borrow money for certain temporary purposes directly to and from other Federated funds. Inter-fund borrowing and lending is permitted only: (a) to meet shareholder redemption requests; (b) to meet commitments arising from “failed” trades; and (c) for other temporary purposes. All inter-fund loans must be repaid in seven days or less.

•	Committed Line of Credit. The Fund participates with certain other Federated funds, on a joint basis, in an up to $500,000,000 unsecured, 364-day, committed, revolving line of credit (“LOC”) agreement. The LOC was made available to finance temporarily the repurchase or redemption of shares of the funds, failed trades, payment of dividends, settlement of trades and for other short-term, temporary or emergency general business purposes. The Fund cannot borrow under the LOC if an inter-fund loan is outstanding.

•	Redemption in Kind. Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by an “in-kind” distribution of the Fund’s portfolio securities. Because the Fund has elected to be governed by Rule 18f-1 under the 1940 Act, the Fund is obligated to pay Share redemptions to any one shareholder in cash only up to the lesser of $250,000 or 1% of the net assets represented by such Share class during any 90-day period. Redemptions in kind are made consistent with the procedures adopted by the Fund’s Board, which generally include distributions of a pro rata share of the Fund’s portfolio assets.

COMMENT 3. Undertaking to Make All Revisions

We ask the Registrant to make an undertaking to incorporate all disclosure revisions identified in this letter as well as in response letters dated August 24, 2017 and August 31, 2017 in its Rule 497(c) definitive filing.

RESPONSE: The Registrant confirms and undertakes that it will incorporate all disclosure revisions identified in this letter as well as in response letters dated August 24, 2017 and August 31, 2017 in its Rule 497(c) definitive filing.

If we may offer any further information to assist you in the review of these responses, please do not hesitate to contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager,

Federated Investors, Inc.